JPMorgan Chase Bank, N.A., Depositary
PO Box 64873 Saint Paul MN 55164-0873

CNFinance Holdings Limited

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING ORDINARY SHARES OF CNFinance Holdings Limited

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Resolutions

The Board of Directors unanimously recommends a vote FOR each of the Resolutions.

	FOR	AGAINST	ABSTAIN
Res. 1	☐	☐	☐
Res. 2	☐	☐	☐

Address change ☐ Mark box, sign and indicate changes/comments below:

☐ Mark box at immediate left if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.

Sign below Date:________________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

CNFinance Holdings Limited
AGENDA

Resolutions

1. As a Special Resolution that the name of the Company be changed from "CNFinance Holdings Limited 泛華金融控股有限公司" to "CNFinance Holdings Limited 深泛联控股有限公司" (the "Change of Name").

   As an Ordinary Resolution that each of the directors and officers of the Company be authorized to make filings, take any and all action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

2. As a Special Resolution that in connection with the Change of Name, the existing Amended and Restated Memorandum and Articles of Association of the Company be and are hereby replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association, a copy of which is annexed to the EGM Notice.

CNFinance Holdings Limited
JPMorgan Chase Bank, N.A., Depositary
PO Box 64873, Saint Paul MN 55164-0873

Voting Instruction Card

JPMorgan Chase Bank, N.A., (the "Depositary") has received notice that the Extraordinary General Meeting (the "Meeting") of CNFinance Holdings Limited (the "Company") will be held at 10:00 a.m. (Hong Kong time), on November 29, 2024, at 44/F, Tower G, NO. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Province, People's Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company's Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m., New York City time, on November 26, 2024. Only the registered holders of record of American Depositary Receipt(s) as of the close of business on October 31, 2024, will be entitled to execute the attached Voting Instruction Card.

If no American Depositary Receipt Voting Instruction Card is received by the Depositary before 9:00 a.m., New York City time, November 26, 2024, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your American Depositary Receipt(s) and with full power to each of substitution.

The signatory, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of the Company of record on October 31, 2024, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipt(s), in accordance with the instructions given at the Extraordinary General Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m., New York City time, on November 26, 2024.

Please Note: The Notice of Extraordinary General Meeting is available for viewing on the Company's website https://ir.cashchina.cn/.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.